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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69874

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___07/01/18___ AND ENDING ___06/30/19___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Dealer Solutions North America LLC f/k/a Iliad Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway Suite 3300
(No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Verdone   (212) 796-1531
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name - if individual, state last, first, middle name)

11 Broadway Suite 700   New York   NY   10004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Dealer Solutions North America LLC

f/k/a Iliad Securities LLC
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2019

Dealer Solutions North America LLC
f/k/a Iliad Securities LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
          applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
          Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]   Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, James Verdone, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Dealer Solutions North America LLC at June 30, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature James Verdone

CCO
Title

Subscribed and sworn
to before me August 29, 2019



LAURA J. DUBOIS
Notary Public, State of New York
No. 4953089
Qualified in Suffolk County
Commission Expires July 3, 2023

Dealer Solutions North America LLC
f/k/a Iliad Securities LLC
Index
June 30, 2019



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dealer Solutions North America LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dealer Solutions North America LLC (the "Company") as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC.

We have served as Dealer Solutions North America LLC's auditor since 2017.

New York, NY

August 23, 2019

Dealer Solutions North America LLC
f/k/a Iliad Securities LLC

Statement of Financial Condition
June 30, 2019

Assets

Cash	$	9,296
Prepaid expense and other assets		1,040
Total assets	$	10,336

Liabilities and Members' Equity

Accounts payable	$	2,800
Members' equity		7,536
Total liabilities and members' equity	$	10,336

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

    Dealer Solutions North America LLC, (the "Company"), formerly known as Iliad Securities, LLC, a wholly-owned subsidiary of Dealer Solutions USA Inc., is a limited liability company organized under the laws of the state of New York. It is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's operations consist of private placement of securities; chaperoning of foreign broker dealers; and referring investors to other broker dealers in exchange for commissions. The Company has not generated any revenues to date.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash
    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Income Taxes
    The Company is a limited liability company, and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

    At June 30, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with Related Parties**

    The Company has entered into Expense Sharing Agreements ("ESA") with Affiliates whereby the Affiliates are to provide office and administrative services, payroll and professional services at a monthly charge of $100 to the Company. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. The value of the services provided by the Affiliates for the fiscal year ended June 30, 2019 was $1,200. It is included in accounts payable on the statement of financial condition. There were no additional expenses paid by the Affiliates on behalf of the Company.

3

3. **Transactions with Related Parties (continued)**

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019, the Company had net capital of approximately $6,500 which exceeded the required net capital by approximately $1,500.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. **Going Concern**

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its members, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its members to infuse capital to cover overheard should that become necessary.

6. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since June 30, 2019. The Company became a wholly owned subsidiary of Dealer Solutions USA Inc. as of July, 2019.